FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Notice of Other Relevant Fact dated May 6, 2021

Item 1

Banco Santander, S.A. (Banco Santander” or the “Bank”), in compliance with the Securities Market legislation, hereby announces:

OTHER RELEVANT INFORMATION

Banco Santander announces that it has completed the placement of preferred securities contingently convertible into newly issued ordinary shares of the Bank, excluding pre- emptive subscription rights of its shareholders and for an aggregate nominal amount of EUR 1,583,333,333.33. The issue is divided into two series (i) one series in U.S. dollars (the “Dollars Series”) and (ii) one series in euros (the “Euro Series”), the aggregate nominal amount of the Dollar Series being USD 1,000,000,000 (equivalent to c. EUR 833,333,333.33 at the euro/U.S. dollar exchange rate on 5 May 2021) and of the Euro Series EUR 750,000,000 (the “Issue” and the “CoCos”).

The placement of the Issue has been carried out through an accelerated bookbuilding targeted at professional investors and eligible counterparties only.

The CoCos are issued at par and its remuneration, the payment of which is subject to certain conditions and to the discretion of the Bank, has been set (i) for the Dollars Series at 4.750% on an annual basis for the first six years, thereafter it will be reviewed every five years by applying a margin of 375.3 basis points on the 5-year UST and (ii) for the Euro Series at 4.125% on an annual basis for the first seven years, thereafter it will be reviewed every five years by applying a margin of 431.1 basis points on the rate resulting from the 5-year mid-swap applicable.

Once issued, the CoCos will be eligible as additional tier 1 capital of the Bank under the European Regulation 575/2013. The CoCos are perpetual, but they may be called under certain circumstances and would be converted into newly issued ordinary shares of Banco Santander if the common equity tier 1 (CET1) ratio of the Bank or its consolidated group, calculated in accordance with European Regulation 575/2013, were to fall below 5.125%. As of 31 March 2021, the consolidated CET1 ratio of the Bank was 12.30%.

The Bank will request the admission of the CoCos to trade on the New York Stock Exchange.

The Bank also announces that, as of today, the relevant reports of the directors of the Bank and the independent expert, both issued in accordance with articles 414.2, 417.2 and 510 of the Spanish Companies Act (Ley de Sociedades de Capital), will be available on the Bank’s website (www.santander.com). The reports will also be provided to the shareholders at the first general shareholders’ meeting to be held after the Issue.

Boadilla del Monte (Madrid), 6 May 2021

IMPORTANT INFORMATION

This communication of relevant information is not a prospectus and is not an offer or a solicitation to buy, sell, subscribe or exchange any securities issued or to be issued by the Bank. This document may not be distributed, directly or indirectly, in any jurisdiction in which said distribution is contrary to applicable laws.

No action has been made or will be taken that would permit a public offering of any securities described herein in any jurisdiction in which action for that purpose is required. No offers, sales, resales or delivery of any securities described herein or distribution of any offering material relating to any such securities may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and which will not impose any obligation on the Bank or the underwriters of the Issue or any of their respective affiliates. Additionally, the CoCos will not be offered, distributed or sold in Spain nor to Spanish residents.

This document is not an offer for sale of securities in the United States and the CoCos may not be offered or sold in the United States nor to, on behalf or for the benefit of, any citizen of the United States, as defined in the Regulation S of the US Securities Act of 1933, as amended (“US Securities Act”), unless such offer is registered or is exempt from the registration requirements under the US Securities Act.

In connection with the offering of the CoCos, the Bank has filed a registration statement (including a prospectus), and a prospectus supplement with the US Securities and Exchange Commission (the “SEC”). Before you invest, you should read the prospectus and prospectus supplement included in that registration statement and the other documents the Bank has filed with the SEC for more complete information about the Bank and the offer of the CoCos. You may obtain these documents for free by visiting the SEC web site at www.sec.gov.

This communication of relevant information is an announcement and not a prospectus and investors should not subscribe for or purchase any securities referred herein except on the basis of the information contained in the prospectus, the prospectus supplement and the other documents filed by the Bank with the SEC that are incorporated by reference in the registration statement.

This communication of relevant information does not constitute an offer document or an offer of transferable securities to the public in the United Kingdom to which section 85 of the Financial Services and Markets Act 2000 ("FSMA") applies and should not be considered as a recommendation that any person should subscribe for or purchase any of the securities described herein. These securities will not be offered or sold to any person in the United Kingdom except in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom in contravention of section 85(1) of FSMA.

This communication of relevant information does not constitute an offer to the public in Italy of financial products, as defined under article 1, paragraph 1, letter (t) of legislative decree no. 58 of 24 February 1998, as amended (the “Financial Services Act”). The preferred securities cannot be offered or sold in the Republic of Italy to any natural persons nor to entities other than qualified investors (investitori qualificati) as defined pursuant to Article 100 of the Financial Services Act and Article 34-ter, paragraph 1, letter b) of Regulation No. 11971 of May 14, 1999, as amended (the “Issuers Regulations”) issued by the Commissione Nazionale per le Società e la Borsa, the Italian securities and financial markets regulator (“CONSOB”) or unless in circumstances which are exempt from the rules on public offers pursuant to Article 100 of the Financial Services Act and the implementing CONSOB regulations, including the Issuers Regulations. This communication of relevant information is for informational purposes only and does not constitute and shall not, in any circumstances, constitute a public offering or an invitation to the public in connection with any offer within the meaning of the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market.

Restrictions on Marketing and Sales to Retail Investors

The CoCos are not intended to be sold and should not be sold to retail clients (as defined in Directive 2014/65/EU of the European Parliament and of the Council of 15 May 2014 on Markets in Financial Instruments and amending Directive 2002/92/EC and Directive 2011/61/EU ("MiFID II"), as amended or replaced from time to time) and Regulation (EU) 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act of 2018 (“EUWA”). Prospective investors are referred to the section headed “Important Information” of the preliminary prospectus supplement for further information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	May 6, 2021	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer